December 29, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3
Filed December 9, 2016
File No. 333-215024

Ladies and Gentlemen:

Marrone Bio Innovations, Inc. (the “Company”) hereby submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 21, 2016, relating to the above referenced Registration Statement on Form S-3 (File No. 333-215024) (the “Registration Statement”). We are concurrently submitting via EDGAR this letter, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and an Amendment to the At The Market Offering Agreement filed as Exhibit 1.1 to the Registration Statement (“ATM Agreement Amendment”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on December 9, 2016 as well as a copy of the ATM Agreement Amendment.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Prospectus Supplement

Plan of Distribution, page S-9

1. Your disclosure on the cover page and the plan of distribution states that sales may be made to or through a market maker. Please tell us whether sales made to or through a market maker satisfy the “at the market offering” definition under Rule 415 of the Securities Act. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415, please describe them accordingly. Also, if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

The Company acknowledges the Staff’s comment. We have revised our disclosure on the cover page and page S-9 of the prospectus supplement contained in Amendment No. 1 to provide that sales may be made only in an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, we have entered into the ATM Agreement Amendment, which provides that sales may be made only in an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act. We hereby confirm that if any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act, or if any material information with respect to a particular offering has been omitted, we will file an additional prospectus supplement at the time of such sales.

* * *

Please direct any questions regarding the Company’s response, Amendment No. 1 or the ATM Agreement Amendment to me at 530-750-2800 ext. 200 or pmarrone@marronebio.com.

Sincerely,

/s/ Pamela G. Marrone, Ph.D.

Pamela G. Marrone, Ph.D.

Marrone Bio Innovations, Inc.

President and Chief Executive Officer

cc: Charles S. Farman, Morrison & Foerster LLP